Exhibit 20(b)

                        AMERICAN ARBITRATION ASSOCIATION

                             No. 72 Y 168 00962 96

THOMAS P. SIMS,
          Claimant and Respondent by Counterclaim,
                         and

DNR SPORTSYSTEM LTD., a Swiss Corporation,
          Respondent and Counterclaimant.

                                   INTERIM AWARD

THE PARTIES:

Claimant                                THOMAS P. SIMS

Counsel:                                J. David Black Esq.
                                        Roy M. Bartlett, Esq.
                                        Eric S. Walters, Esq.
                                        Jackson, Tufts Cole & Black, LLP
                                        60 South Market Street, 10th Floor
                                        San Jose, CA 95113-2336
                                        408/99801952 408/998-4889 (fax)

                                        Jeffrey A. Tidus, Esq.
                                        Coudert Brothers
                                        1055 West Seventh Street, 20th Floor
                                        Los Angeles, CA 90017
                                        213/688-9088 213/689-4467 (fax)

Respondent:                             DNR SPORTSYSTEM LTD.,
                                        a Swiss Corporation

Counsel:                                Barry L. Bunshoft, Esq.
                                        Paul S. Rosenlund, Esq.
                                        W. Andrew Miller, Esq.
                                        Hancock Rothert & Bunshoft, LLP
                                        Four Embarcadero Center, 10th Floor
                                        San Francisco, CA 94111-4168
                                        415/981-5550 415/995-2599 (fax)

THE ARBITRATOR:                         Richard Chernick
                                        3055 Wilshire Blvd. Seventh Floor
                                        Los Angeles, CA 90010-1108
                                        (213) 386-0070 (213) 386-0070 (fax)

PLACE OF ARBITRATION:                   Coudert Brothers
                                        1055 West Seventh Street, 20th Floor
                                        Los Angeles, CA 90017

                                        Hancock Rothert & Bunshoft, LLP
                                        515 South Figueroa Street, 17th Floor
                                        Los Angeles, CA 90071-3339

DATE OF INTERIM AWARD:                  December 1, 1997

     STATEMENT OF PROCEEDINGS.

     Claimant and Respondent entered into a License Agreement ("1991 Agreement," Ex.13) on September 8,1991. The 1991 Agreement granted Respondent the right to use Claimant's trademark outside of North America for the manufacture, marketing, distribution and sale of snowboards, snowboard equipment and related items in exchange for royalties payable to Claimant.

     Claimant commenced this proceeding by Demand for Arbitration dated September 30, 1996 (later amended on October 22, 1996, January 27, 1997 and July 1, 1997) asserting 20 separate "causes of action" for Respondent's alleged: (1) breaches of the 1991 Agreement and various related agreements; (2) violation of a September 26, 1996 temporary restraining order and a November 26, 1996 preliminary injunction issued by the Santa Barbara Superior Court; (3) trademark infringement and various related claims. Respondent filed answers to the claims and amended claims, denying all material allegations.

     Respondent filed a Counterclaim on November 5, 1996 and amended on January 27, 1997, alleging breach and wrongful termination of the 1991 Agreement and related claims. Claimant filed answers to the counterclaim and amended counterclaim denying all material allegations.

The claims and counterclaims asserted and resolved in this Interim Award are arbitrable.

     BIFURCATION OF PROCEEDINGS.

     The arbitration was agreed by the parties to be divided into two phases. The initial phase (Phase I) of hearings were limited to the determination of liability regarding all claims and counterclaims. This Interim Award includes a determinations of liability as to all such claims. The second phase (Phase II), will include the determination of damages and other relief prayed for that is consistent with the determinations of liability contained in this Interim Award. See FURTHER PROCEEDINGS, INFRA.

     PHASE I EVIDENTIARY HEARING

     The Phase I evidentiary hearing was conducted on 24 days between July 1, 1997 and August 6, 1997, and was reported. Claimant and Respondent filed various declaration, rebuttal declarations, supporting documents and reply evidence between August 6, 1997 and August 29, 1997.

     Thereafter, the parties submitted closing arguments and replies thereto between September 5, 1997 and October 2, 1997. On October 2, 1997 the Phase I hearing was closed (see American Arbitration Association Commercial Rule 35), and the liability issued were submitted for decision. The parties stipulated that the arbitrator would have 45 days from the close of the hearing, or until November 17, 1997, later extended in writing to December 2, 1997 in which to issue this Interim Award notwithstanding the provisions of Rule 41; see Rule
39).

     APPLICABLE LAW AND RULES

     Consistent with Sections 25 and 26 of the 1991 Agreement (choice of law and arbitration clauses), the substantive law of the State of California; the United States Arbitration Act ("FAA") and the AAA Commercial Arbitration Rules and Supplementary Procedures for Large, Complex Disputes apply in this proceeding.

     DETERMINATION OF ISSUES RAISED BY MOTION.

     Several preliminary hearings were conducted and motions were filed prior to the commencement of Phase I evidentiary hearing, including motions for summary judgment and motions IN LIMINE. To the extent that the content or resolution of any such motion is relevant to the issues addressed in this Interim Award, it is included herein.

     BRIEF STATEMENT OF FACTS.

     Thomas P. Sims is recognized in the snowboarding industry and community as one of the pioneers of the sport. After approximately a decade of experimentation with designing, building and riding snowboards for personal use, he started selling snowboards or skiboards by 1979. The seed money for Sims' fledgling snowboard business came from the production and sale of Sims skateboards, a sport in which Sims had notable personal and professional success since the early 1970's. Sims continued to design, develop and produce snowboards and binding systems in the early 1980's. During this time he also spent considerable energy popularizing the relatively unknown sport.

     EARLY ASSOCIATIONS.

     One of the early distributors of Sims skateboard products was Titus Dittmann, a distributor in Germany whom Sims came to know in the 1970's. The transition away from skateboards to full-time promotion and development of Sims snowboards came in 1981 when Sims licensed his skateboard business to Vision Sports, Inc., located in Costa Mesa, California.

     In 1986, Sims first entered into a world-wide, exclusive snowboard license agreement with his skateboard licensee - Vision. Dittmann became a Sims snowboard distributor at that time under the umbrella of the Vision snowboard license. In 1988, Vision set up its own snowboard factory for Sims snowboards and hired Shaw Kaake as production manager and snowboard designer. Sims met Kaake during these years.

     In early 1989, Vision engaged Lucio Roffi to coordinate the European market for Sims snowboards. Roffi met Sims at the February 1989 ISPO winter sports trade show in Munich, Germany. Roffi met Kaake while both were at Vision. While working for Vision, both Kaake and Roffi met Dittmann, the German distributor for all Vision and Sims products.

     By mid-1989, Vision's rapid growth in its various sports lines impeded its ability to perform under the Sims snowboard license agreement. Sims snowboards suffered quality problems related to over-production, and royalties to Tom Sims were paid late. Vision's financial and management difficulties caused Roffi to withdraw from his consulting relationship with Vision before the end of 1989. By January 1990, Kaake left Vision for similar reasons, and Sims was considering terminating his license agreement with Vision.

     At the February 1990 ISPO show in Munich, Dittmann introduced Roffi to Richard Novak. Richard Novak owned a well-known skateboard brand called Santa Cruz. Novak also owned NHS Distribution, Inc. from which he distributed his skateboard products. Novak and Sims knew each other from the skateboard industry. At this 1990 ISPO show, Dittmann, Novak and Roffi discussed creating a new snowboard line using Santa Cruz, as the brand. At this same ISPO meeting, Dittmann brought Sims and Roffi together for a meeting to discuss how Dittmann and Roffi might take over Vision's license agreement for Sims snowboards.

     DNR IS CREATED.

     In March 1990, Roffi hired Kaake to design Santa Cruz snowboards. On April 6, 1990, Dittmann, Novak and Roffi signed a letter of intent (Ex. 5694) to form a company called DNR Ltd. and to have DNR become the licensee of NHS for the new Santa Cruz snowboard line. On May 30, 1990, DNR filed articles of incorporation in Switzerland with Dittmann, Novak and Roffi being equal shareholders. The NHS snowboard license agreement with DNR was executed the next day, on June 1, 1990.

     SIMS/DNR 1990 LICENSE AGREEMENT.

     During the early months of 1990, Sims was in contact with Roffi and Dittmann regarding a potential change of licensees from Vision to DNR. On June 6, 1990, Sims wrote to Dittmann (Ex. 170) and informed him that the Vision license had been terminated and that he wanted to talk about a new license agreement with Dittmann and Roffi. Sims and his attorney, Charles Waygood, met Roffi and Dittmann in Switzerland on June 18 and 19, 1990. During the course of these meetings, Sims and Waygood learned that DNR had entered into the license agreement with NHS for the Santa Cruz snowboard line and were shown a copy of the DNR-NHS license agreement (Ex. 242). The result of these meetings was a world-wide license agreement between Sims and DNR for snowboards and related products, executed on June 19, 1990 ("1990 Agreement") (Ex. 2).

     In a claim added by amendment at the commencement of the hearing (19th Claim for Relief, Second Amendment to Claim deemed filed July 1, 1997), Sims asserts that he was fraudulently induced to enter into the 1990 Agreement in that Roffi secretly planned with Novak to direct the Sims brand toward the alpine (hard-boot) segment of the snowboard market and to move Santa Cruz into the "gap" in the freestyle (soft-boot) segment created by this shift in the presentation of the Sims brand (Ex. 3)

     SIMS/DNR 1991 LICENSE AGREEMENT.

     During the remainder of 1990 and early 1991, many details of the implementation of the 1990 Agreement were discussed. The parties started to discuss a new license agreement which was intended to clarify all outstanding issues related to royalties, Sims' option to buy DNR stock, priority of the Sims brand versus the Santa Cruz and other brands as measured by dollar sales, quality issues, OEM royalties and control over the marketing of new bindings (see, e.g., Ex. 9, 10, 245).

     Between June 8 and September 7, 1991, Sims and DNR went through approximately six drafts of a new license agreement (Ex. 14, 16, 17,177, 246, 247, 249, and 256). Significant negotiating points and trade-offs included those related to competitive products (Santa Cruz and OEM), control over the marketing of new bindings, Sims' ability to assign his license or trademarks, Sims' option to buy DNR stock and a corresponding right of first refusal by DNR in the event Sims sold control of his trademark and grounds for termination of the agreement. The 1991 Agreement was signed on September 8, 1991 (Ex. 13) with an effective date of July 1, 1991.

     Sims suggests that the 1991 Agreement was also fraudulently induced (see Sims' Opposition Brief at 64); although the 19th Claim for Relief appears to be directed solely to the 1990 Agreement, Sims apparently argues that the same conduct, had he been aware of it, would have caused him not to enter into the
     1991 Agreement. A similar claim is made based on evidence of systematic violation of the "competitive products" provision in Section 10 of the 1991 Agreement.

     SIMS' OPTION TO ACQUIRE STOCK OF DNR.

     Section 16 of the 1991 Agreement grants an option to Sims to acquire, during the term of the agreement, 24 percent of the outstanding share capital of DNR from the then shareholders (8 percent each). On August 15, 1992, Sims sent notice to DNR of his intent to exercise this option based on the July 31, 1992 balance sheet of DNR (Ex. 52). If the parties were unable to agree on a price, the prescribed option price for the shares was to be their book value plus an additional specified sum for goodwill. 1991 Agreement, Ex. 13, Section 16(b),(d).

     Roffi replied to Sims' notice on October 7, 1992 (Ex. 515) with an offer to use the prescribed goodwill payment as of July 31, 1992, but to use the December 31, 1992 balance sheet for book value calculations. Roffi further requested that the option be exercised without the use of an independent CPA to value the shares of DNR. Sims agreed to use the December 31, 1992 balance sheet. R.T. 2091:20-2093:25[M. Sims]; 4008:24-4009:24 [Roffi]

     On June 9, 1993, DNR's attorney forwarded a copy of DNR's January 1, 1993 balance sheet (Ex. 773) which indicated an option price of CHF 9,039 (Swiss Francs) per share. This balance sheet would later be referred to as the "commercial" balance sheet once a separate "tax" balance sheet was discovered by Sims.

     Sims' CPA prepared a series of questions about the balance sheet submitted by DNR. He suggested that the balance sheet did not seem to have been prepared by an accountant and requested back-up data and clarification of a number of items (attachment to Ex.523). On September 14, 1993, Sims' attorney forwarded the CPA's memo to Dr. Hoffet, counsel to DNR, requested the referenced information and asked for an extension of the option period until March 31, 1994 or 90 days from receipt of the requested financial data (Ex. 523). On September 30, 1993, DNR's attorney (Dr. Hoffet) proposed to extend the date of exercise of the option until November 30, 1993 (Ex.34).

     On October 5, 1993, Dr. Hoffet forwarded the final back-up data to the January 1, 1993 balance sheet to Sims' attorney (Ex. 53) and confirmed that the valuation of shares using a closing date of July 31, 1992 was not more favorable to Sims than would use of the January 1, 1993 balance sheet.

     On October 7, 1993 Sims requested through counsel that DNR extend the option period for a time equal to the time it had taken DNR to provide the balance sheet and supporting data. Ultimately, after interim extensions, the final date to exercise the option was April 15, 1994 (Ex. 523, 524, 5152, 5153). Sim's written exercise of the option on that date was conditioned on an audit of the January 1, 1993 balance sheet and a review of DNR sales figures. Sims also proposed to pay the exercise price in shares of stock in Sims Sports, Inc. instead of cash. Ex 5008. DNR notified Sims that the option had expired because his attempt to exercise it was subject to conditions and was improper. Ex. 527 (Michelle Sims testified that Roffi later orally stated that his letter deeming the option terminated should be disregarded and that Sims could still exercise his option; moreover, Mrs. Sims testified that Roffi told her if the option price was too high to permit immediate payment, DNR was willing to work out a deferral of the payment over time by us of royalties. R.T. 2114:24-2116:10 [M. Sims]. Roffi did not deny this testimony.)

     There were later discussions between the parties regarding a merger or combination of the Sims and DNR businesses, some of which involved a purchase by Sims of DNR stock, but the parties never reached agreement.

     During the hearing, evidence was offered of the "tax balance sheet" of DNR which, as of January 1, 1993, reflected a lower book value. The difference between the equity values on the tax balance sheet (Ex. 162) and the commercial balance sheet are in excess of CHF 3.3 million (Swiss Francs).

     COMPETITIVE PRODUCTS PROVISION OF THE 1991 AGREEMENT.

     Section 10 of the 1991 Agreement limits DNR's sale of products similar to those licensed by Sims ("Santa Cruz" or "Sports Systems") or OEM products (with prior written approval) to the extent of 30 percent of DNR's total sales (excluding boots) during the first four years under the 1991 Agreement and 40 percent thereafter (i.e., initially 70 and later 60 percent of DNR's sales volume must be Sims products). That agreement was intended to place parameters around DNR's commitment to treat the Sims brand as the primary brand over Santa Cruz and OEM sales. Sims was concerned prior and subsequent to the execution of the 1991 Agreement that DNR and Roffi might not be motivated to give their principal attention to the Sims brand.

     It is undisputed that for most of the period subsequent to July, 1991 (whether 1991 or 1992 is counted as the first year of the four year period) that DNR never achieved the numerical level established by Section 10, with the percentage of Sims' sales to the total ranging from 59.2 percent (1994) to 66.8 percent (1995 according to Claimant). Ex. 152 Respondent asserts that sales met the 70-30 criterion in 1995. R.T. 4200:11-4203:25 [Roffi] The 1992-95 annual sales figures established by Claimant average 62.18 percent.

     Sims never conducted an audit of sales figures and never gave notice of any default prior to the termination of the 1991 Agreement. On March 31, 1994, Bunker (Sims' attorney) wrote to Roffi (Ex. 56) requesting information as it pertains to the 70-30 sales issue. On April 7, 1994, Dr. Hoffet responded, confirming that Sims can get such data from DNR on his "upcoming visit to Switzerland." (Ex 57) On July 24, 1994, Michelle Sims wrote a memo to herself and to Tom Sims which was a "to do" list for Tom's upcoming trip to DNR (Ex.
195). Sims was to get confirmation of sales summaries related to the 70-30 issue from DNR. He apparently never did.

     On June 6, 1995, Michelle Sims wrote to Roffi (Ex. 64) confirming that Beat Cane will forward the 1995 orders for Sims versus Santa Cruz. On June 9, 1995, in response to Michelle's June 6th memo, Roffi sent to Sims the '95/'96 preorders for snowboards only (Ex. 535). Sims products appear to make up approximately 71% of DNR preorders assuming Santa Cruz and Sims boards are total universe for boards sold by DNR.

     On January 9, 1996, Michelle Sims wrote to Jim Weber, president of Sims Sports Inc. ("SSI") listing possible DNR breaches (Ex. 222). The 70-30 issue was included. On June 14, 1996, Sims wrote to Roffi regarding SSI's intent to audit DNR (Ex. 89). The audit would have included analysis of compliance with the 70-30 provision. On June 21, 1996, Weber wrote to Roffi to request specific financial data related to the 70-30 provision (Ex. 89). There was no specific response.

     Another aspect of Section 10 is that "all new products or models sold or manufactured by [DNR] will be available and marketed as Sims products" and the "Competitive Products will be of no superior quality or better characteristics than the Goods . . . ." Sims claims that the purpose of this provision was to assure that marketing and research and development efforts would be expended on the Sims brand and that it would be technologically superior and of the highest quality. Sims claims that DNR's marketing strategy of developing the Sims brand as the popular brand and Santa Cruz as the niche (high-end) brand was inconsistent with Section 10.

     Another aspect of Section 10 is the requirement that OEM products have prior written approval of Sims; that OEM bindings either bear the Sims name or carry the legend on the footplate "Designed by T. Sims" or "Sims by Sports System"; and that sales in North America of OEM product be made only through Sims as exclusive distributor. Sims claims that DNR breached all of these provisions as well as other aspects of Section 10.

     OTHER CLAIMS RELATING TO THE 1991 AGREEMENT.

     STEP-IN BINDING SYSTEM. On April 10, 1992, Sims suggested to DNR that it "Start thinking about" a step-in system for the 1994/95 season (Ex. 19). On May 16, 1993, Sims claims that he provided a confidential disclosure (concept drawings) to DNR for a hard and soft boot footplateless step-in binding system (Ex. 41). Roffi and other witnesses deny having received or seen this document.

     By June of 1994, Roffi was negotiating with Marker on the future development of a step-in system. On July 4, 1994, Marker drafted an agreement between DNR and Marker (Ex. 771) in which Sims is noted as being a party with an interest in the patent rights to the yet-to-be-developed step-in system. Mr. Harsanyi, the Marker patent engineer who created that document stated that "Sims" was a reference to the product and company, not a reference to Tom Sims. R.T. 3843:4-3850:10 [Harsanyi]. By October of 1994, Roffi directed his son, Patrizio, to begin working on design of a step-in system. By January of 1995, Patrizio was meeting with the Marker people and developing a step-in system. The step-in system went through multiple design stages and prototypes in 1995 (see Ex. 5641).

     By November of 1995, Roffi decided that the step-in system was going to be marketed under the DNR name and not Sims. Promotional efforts regarding the DNR-Marker-Technica partnership, development, and future sales of the step-in began in December of 1995. The step-in system was introduced immediately following the Sims distributor meeting at the end of January l 1996; it bore only the DNR name. Throughout the remainder of 1996 and up through the termination of the 1991 Agreement in September, 1996, DNR marketed the step-in system exclusively as its own. Sims claims that this conduct violated several provisions of the 1991 Agreement.

     SECTION 8 CLAIMS. The 1991 Agreement provides at Section 8 that Licensee must meet quality standards provided by Sims. Sims offered testimony of various quality problems during the course of performance of the 1991 Agreement and of DNR's failure to correct same. Sims Opening Brief pp. 121-141. Sims also claims DNR's consistent late delivery of product to distributors injured him.

     CHANGE OF CONTROL PROVISIONS OF 1991 AGREEMENT.

     Pursuant to Section 14(d) of the 1991 Agreement, Sims had the right to terminate the agreement on 30 days notice "in the event that a corporate party ceases to be controlled by its present shareholders."

     At the inception of the 1991 Agreement, DNR had three equal shareholders, but only Roffi was active in running the business. During the Spring of 1993, Roffi discussed with Sims the possibility of Volkl (Gregor Furrer & Partner Holding A.G. ("Furrer") buying into and becoming a 40 percent partner in DNR; Roffi would hold the remaining 60 percent subject to Sims' possible exercise of his option for 20-24 percent of the shares of DNR held by Roffi. On October 5, 1993, Roffi requested Sims' approval and waiver of Section 14(d) on this basis (Ex. 37).

     On October 7, 1993, Sims waived Section 14(d)based upon the data in Roffi's October 5th memo describing the proposed transaction (id.). Information was later requested by Sims' counsel regarding the details of the transaction that were never provided. Ex. 36.

     Sims now claims that he was fraudulently induced to grant this waiver. Sims asserts that he was pressured to waive his rights as to this transaction in connection with a related supply agreement being negotiated with Volkl which would have, by Sims' understanding, given Sims exclusive manufacturing access to Volkl and prevented Santa Cruz from being manufactured in the Volkl factory (see Sims Opening Brief at pp. 144-51).

     In mid-1995 and in mid-1996, in two separate transactions, Marker AG and Marker International (collectively, "Marker") acquired 80 percent of the shares of DNR. Roffi was left with 10 percent and Furrer 10 percent. Ex. 585 at 120-23 Roffi was retained as the chief executive officer of DNR and a proxy agreement between Marker and Roffi gave Roffi the right to vote 241 of its 330 shares. Ex. 86 The proxy is revocable at any time in Marker's sole discretion. Id. at
Section 3.

     Sims sought summary adjudication of his right to have terminated the 1991 Agreement pursuant to Section 14(d) based on these facts. In a May 14, 1997 Ruling, it was determined:

          1. SIMS' MOTION FOR SUMMARY ADJUDICATION (CHANGE OF CONTROL). The essence of Claimant's motion is that transactions involving the sale of shares of Respondent have triggered certain provisions of the License Agreement, thereby entitling claimant to terminate that agreement. The matter was fully briefed and argued. The issue of control requires an interpretation of the agreement as to the parties' intent regarding the provision and particularly the role of Mr. Roffi in the management of DNR as well as a determination of the actual circumstances of the control of the operations of DNR. The issue may not be resolved by summary proceeding. THE MOTION IS DENIED.

     There was no direct evidence offered at the hearing as to the extent of Roffi's practical or legal control of the affairs of DNR; there was no direct evidence of the control of those affairs by Marker. The state of the record is that the proxy remains in effect and that Roffi remains chief executive officer. The legal effect of these circumstances is addressed below.

     TERMINATION OF THE 1991 AGREEMENT.

     On September 27, 1996, Sims gave notice of termination of the 1991 Agreement (Ex. 94) based on alleged material, non-curable breaches of the Agreement. Contemporaneously, Sims sought and obtained a temporary restraining order (Ex. 778) and preliminary injunction in the Santa Barbara Superior Court. Certain post-termination events are alleged by Sims to create liability for DNR under the 1991 Agreement and under trademark law. They are addressed in the discussion that follows.


     COUNTERCLAIM.

     DNR claims, in addition to damages for breach of the 1991 Agreement by its termination, that Sims sold or transferred the trademark which is the subject of the 1991 License Agreement and that such transfer triggered a right of first refusal in DNR. The subject transaction is described in ANALYSIS, Section 8, below.

     Analysis

     1. Did Sims Property Terminate the License Agreement For Cause and Without
Notice:

     The 1991 Agreement provides for termination of the Agreement for breach of a material term of the Agreement which is not cured within 90 days of notice (Section 14(a)). Section 10 of the Agreement provides that breach of "this provision will be considered a non-curable material breach . . ." Section 14(d) provides that certain changes of control give rise to a right of termination of 30 days notice.

     (a) "70-30" provision (Section 10): There is no factual question about the failure of DNR to meet the numerical requirements of Sims versus other competitive products for each of the years of the 1991 Agreement (except for a dispute as to the 1995 percentages). Sims contends that this provision is what it purports to be - a mathematical standard DNR asserts, based on testimony of Roffi and a characterization of the provision by Charles Waygood as a "benchmark", that so long as sales of the Sims brand exceed all others (and the approximately 2:1 sales ratio, in DNR's option does so), there is no violation of the Agreement.

     The language of the Agreement does not support DNR's interpretation. the provision reducing the obligation from 70-30 to 60-40 after four years makes no sense if an approximate 60-40 ratio (actually an annual average of 62.18 percent from 1992-95) would be adequate compliance with the 70-30 "benchmark".

     DNR argues that Sims waived or is estopped to assert this provision and that he is barred by the doctrine of election of remedies from relying on any alleged breach of Section 10. There are claimed breaches of Section 10 as to which these defenses may be applicable, but the 70-30 provision is not one of them. There never was disclosure by DNR of information from which Sims could determine whether the 70-30 provision was being met. Although Sims had the right to audit the DNR books, he did not do so, and he could not determine the status of DNR's total sales, in relation to its sales of Sims branded goods, from the royalty books he was provided. The election of remedies defense adds nothing to the waiver/estoppel analysis and is inapplicable to this claim in any event.

     Nor would a course of dealing establish any different interpretation of
Section 10 of the 1991 Agreement; because there never was any disclosure (and no mutual knowledge) of the precise percentages, there could not have been any "course of dealing" to accept anything in particular other than the 70-30, 60-40 allocations expressed in Section 10.

     Sims was justified in terminating the 1991 Agreement for breach of the so called "70-30" provision of Section 10. (Any possible applicability of the status of limitations as to some of these years is insufficient to prevent proper application of Section 10 to years not barred.)

     Because Sims was entitled to terminate the 1991 Agreement, DNR's claim of breach of that agreement on account of the termination is not established.

     (b) Change of Control (Market) Section 14(d))

     There is no doubt that the transactions between Marker and DNR altered the ownership of DNR in a way that implicates Section 14(d) and would entitle Sims to terminate the Agreement in accordance with Section 14(d), unless the revocable proxy agreement between Marker and Roffi preserves "control" of DNR in Roffi.

     There was scant direct evidence of the Marker - Roffi relationship. Roffi appeared to continue to fulfill the role of chief executive officer of DNR notwithstanding the sale of most of his shares to Marker. The terms of the proxy agreement give Marker the ability to alter these circumstances at any time for any reason of for no reason ("[the proxy agreement] may be terminated by notice to Roffi by Marker at any time at its sole discretion." Ex. 86).

     Sims argues that Roffi "admitted" the change of control inherent in the Marker transaction by seeking Sims' approval of the earlier Furrer transaction, even though Roffi was to remain in control and the DNR management structure was to remain unchanged as a result of that transaction. (Ex. 37) Roffi's conduct may be evidence of his understanding of the effect of such a transaction under
Section 14(d) of the Agreement, or it may simply reflect prudence in obtaining a consent to the transaction at a time when consent was likely to be obtained. (There was little likelihood that Sims would have consented, without some significant contractual concession, at the later time when two Marker transactions were completed.)

     The evidence is that Marker, rather than Roffi, is ultimately in control of the business of DNR and was so at the time the notice of termination was given by Sims (see examples referenced in Sims' Opening Brief at pp. 147-48).

     Marker clearly controls the affairs of DNR as its 80 percent shareholder, controls whether Roffi remains the CEO of DNR and controls whether or not Roffi may continue to exercise Marker's corporate power through the revocable proxy; its exercise of control is also evidenced by the variety of other conduct referenced above.

     The Marker transactions, taken together, triggered the provisions of
Section 14(d), and Sims' termination of the Agreement on that basis was proper.

     In view of this conclusion, it is unnecessary to reach the issue of whether DNR fraudulently induced Sims to consent to the earlier change in DNR ownership which allowed Roffi to acquire the shares of Novak and Dittman and sell 40% of those shares to Furrer.

     2. DID DNR FRAUDULENTLY INDUCE SIMS TO ENTER INTO THE 1990 LICENSE
AGREEMENT.

     Sims claims that Roffi had the intent, in negotiating with Sims for the original license agreement, to move the Sims line into the alpine (or hard boot) segment of the market in order to advantage the Santa Cruz brand which could then be focused on the freestyle (soft boot) segment of the market. (Ex. 3, 11) No disclosure was made to Sims about this intent; Roffi is said to have concealed his secret intent to advantage one of his brands by reshaping the image of the other.

     Sims largely controlled the product mix by his orders of product (favoring freestyle over alpine by a considerable margin), although he did see the value in having a strong presence in both (e.g., Ex. 171).

     Roffi's expectation about the growth of alpine style snowboarding in the market proved not to be correct, and DNR built the Sims business (under both license agreements) on freestyle boards and products. These facts do not establish fraud in the inducement. Any concealment must be of a material fact that the Respondent was duty-bound to disclose to the Claimant but intentionally suppressed. Roffi's opinion about the future of the snowboard market is no basis for the concealment of a material fact. Nor is there evidence that Roffi intended at the inception of the relationship to harm the Sims brand at the expense of Santa Cruz.

     THE CLAIM OF FRAUDULENT INDUCEMENT OF THE 1990 AGREEMENT IS NOT ESTABLISHED. TO THE EXTENT THAT THE SAME CONDUCT IS ALLEGED TO PROVIDE THE BASIS FOR A SIMILAR CLAIM DIRECTED TO THE 1991 AGREEMENT, THAT CLAIM IS NOT ESTABLISHED.

     3.   DID DNR BREACH THE 1991 LICENSE AGREEMENT?

     (a) "70-30" PROVISION (Section 10): See discussion above as to the merits of this claim. As to the applicability of any statute of limitations, that issue is deferred to Phase II.

     (a) COMPETITIVE PRODUCTS (Section 10): The provision of this section that "all new products or models sold or manufactured by [DNR] will be available and marketed as Sims products" and the "Competitive Products will be of no superior quality or better characteristics than the Goods..." was intended by Sims to assure DNR's primary attention to Sims branded goods over Santa Cruz and OEM. Sims, throughout his relationship with Roffi, was fanatical about any favoritism shown to Santa Cruz, although his obsessive preoccupation with this issue frequently was confined to writings shared only with Michelle Sims and oral communications between them.

     In his opening brief Sims details a series of events in the development of Sims and Santa Cruz and DNR Sportsystem brands and products over the course of the 1991 License Agreement (pp. 18-76). It is not possible to summarize such information concisely.

     Sims builds on this evidence DNR's characterization that it intended the Sims brand to be the high-volume, competitively priced, popular brand and Santa Cruz to be a high-priced "niche" brand focusing on "performance" to claim that such a marketing strategy itself is inconsistent with DNR's obligations to Sims under Section 10, breaches the implied covenant of good faith and fair dealing and is evidence of fraudulent inducement of the 1991 License Agreement.

     Tom Sims actively participated in the development of the Sims line of products each year, he visited DNR for an extended period at least once a year, communicated frequently with DNR personnel in charge of design and production of the Sims line, participated in testing and communicated with the Sims pro riders. He attended every trade show and communicated with distributors around the world and even more directly in North America on an ongoing basis, received extensive information about the sales of Sims products worldwide and presumably was intimately familiar with the market's acceptance of Sims products as compared to Santa Cruz products and other competitive products.

     Sims had the ability, year to year, to approve or disapprove the Sims line of products. (SEE, E.G., Ex. 19, 193, 5195, 5199, 5200, 5423, 5433) That process resembled a complex negotiation among Sims and DNR technical and marketing personnel as well as Roffi himself and concerned financial, product and marketing issues. Sims' right to withhold approval, whether based on the intrinsic qualities of the product line or by comparison to the qualities or features of Santa Cruz and other products on the market, gave him considerable leverage. While Sims complained from time to time directly to Roffi (and on occasion consciously refrained from communicating his feelings), he never declined to approve a line and never threatened to nor did terminate the 1991 Agreement for any breach of Section 10 until September of 1996. (That Section states that "[t]he Licensee's breach of this provision will be considered a non-curable material breach [entitling Sims to] terminate the Agreement pursuant to Section 14(a)..." which provides for a 90 day cure period for other material breaches. Ex. 13, Section 10 at paragraph 4))

     To the extent the multitude of breaches enumerated by Sims in his opening brief constitute material breaches of Section 10, they were waived by Sims' approval, year by year, of the product line and his failure ever to complain that DNR's choice of product features for Sims as compared to Santa Cruz or DNR violated DNR's obligations under that section. Notwithstanding the non-waiver provision of the 1991 Agreement, the process of product development, over time, created a clear course of dealing about the "image" and "market positioning" of the Sims line as well as of the meaning of the Section 10 provisions themselves. DNR's product development and marketing strategies were accepted by Sims, participated in by him and in fact were very successful for both parties to the 1991 Agreement.

     Sims argues that DNR admitted its breach of Section 10 by insisting in early 1996 that Sims or SSI agree to modify the 1991 Agreement by deleting
Section 10 and tried to coerce agreement by suggesting that critical samples for the 1996/97 season for North America would be withheld if this alteration was not accepted. Even assuming the truth of this testimony, it does not constitute an "admission" of anything except inappropriate business conduct. It certainly does not evidence prior violations of Section 10 although it signals DNR's concern about that provision.

     MARKER/DNR PLANS FOR 1997-98 SEASON. Prior to the termination of the 1991 Agreement, DNR and Marker were making plans for a line of products sometimes referred to as the "house brand." It was intended, according to internal DNR memos that this brand would be "superior to everything in the marketplace..." Ex. 95 At the same time, a series of negotiations between Sims' new representative and DNR was becoming increasingly acrimonious, and each side was simultaneously pursuing clarification and stabilization of their relationship under the 1991 Agreement and positioning themselves to act independently in the event things did not work out contractually.

     Had their relationship not been terminated, DNR's development of this new line of product might well have constituted a breach of the 1991 Agreement; but it was terminated prior to the occurrence of any conduct that would give rise to a breach. (The use by DNR of its name in the promotion and sale of the step-in binding system is addressed elsewhere.)

     NO BREACH OF THE COMPETITIVE PRODUCT PROVISION OF SECTION 10 OF THE 1991 AGREEMENT IS ESTABLISHED.

     (c)  MISCELLANEOUS BREACHES OF SECTION 10

     Sims claims a variety of other breaches of the 1991 Agreement:

     SALE OF OEM BINDINGS IN NORTH AMERICA. The Agreement requires that "all
OEM sales to North America shall be made only through Licensor as exclusive distributor." Ex. 13, Section 10. There was evidence of several sales in apparent violation of this provision. R.T. 1646:13-1647:7; 1640:11-1641:7; 1643:12-20; 1647:18-1651:11; 1651:12-1652:19; 1672:8-1673:5 [Naepflin]; Ex. 133,
404, 416, 420. Mr. Naepflin testified that these sales occurred in 1992 and 1993, but some may have been under the 1990 Agreement.

     All such sales were recorded in the royalty books which were provided to Sims twice each year. No objection was made to these sales at the time, and payment of royalties was accepted on each occasion. Such acceptance constitutes a waiver of the right to claim breach.

     This claim is not established.

     Failure to place "Sims" markings on OEM and Sportsystem Bindings. Section 10 requires that "[all bindings sold by [DNR] shall bear the Trademark, with the exception of bindings made for private label customers...in which case the foot plate shall state "Designed by T. Sims" or "Sims by Sports Systems" or other engraving or imprinting approved in advance by [Sims]." Some of the sales referenced above did not include the required Sims logo or trademark. R.T. 1646:23-1648:9; 1652:6-14 [Naepflin]; 3978:11-3979:20 [Roffi]. The step-in binding system (discussed elsewhere) which was introduced by DNR in January of 1991 was sold as a DNR/Marker product without any reference to Sims.

     DNR argues that neither Santa Cruz nor Sportsystem are "private label customers," as that term is used in the 1991 Agreement. Santa Cruz, of course, is a licensor of DNR and Sportsystem (and later DNR) are DNR brand names. None of these products ever had designed-by references to Sims. Sims was aware of such products and their appearance, and prior to the litigation he never complained or demanded that DNR change its manner of production. Indeed, no binding sold by DNR ever had the designed-by reference except one early binding. The parties by their conduct appear to have abandoned the designed-by designation either as a conscious marketing choice or by inaction. (See discussion of competitive products, above.)

     This claim is not established.

     Use of Sims molds to manufacture OEM bindings. Section 10 also provides that DNR may not use molds used for Sims products for any competitive products (except for boots) without Sims' consent. Sims claims that this provision was violated in 1995 when DNR supplied OEM bindings to CCS. The testimony relied on by Sims is not convincing. See R.T. 1676:9-1678:18 [Naepflin]; R.T. 2324:20-2325:6 [Jonsson]; Ex. 438.

     Sims failed to sustain his burden of proof on this issue.

     Alleged Breach of Side-Agreement Regarding Bindings.

     Unrelated to the step-in system, Sims also claims that he and Roffi made a separate agreement, simultaneously with the execution of the 1991 Agreement, that DNR would not sell any "Sportsystem" binding. (Ex. 18) Sims further claims that the sale of Sportsystem bindings in Santa Cruz catalogues, through Santa Cruz distributor, and using the Santa Cruz "I-man" logo is a violation of that agreement.

     The memorandum appears to conflict with the provisions of Section 10 of the 1991 Agreement, which authorizes the sale of "similar types of products [to Sims' products] only under "Santa Cruz" and "Sports System [sic]" tradenames. Interpreting the two instruments together, the parties apparently agreed that although DNR was free to sell products competitive with the Sims line under the Santa Cruz and Sports System [sic]" names, no binding could bear the "Sportsystem" name. As interpreted, DNR violated this agreement from the inception, and Sims was aware of such violation. Either the parties reached a course of dealing inconsistent with the memo agreement (and consistent with the 1991 Agreement, Section 10), or Sims has waived any breach by failing to object to conduct of which he was necessarily aware.

     This claim is not established.

     Sale of Competitive Products Under "DNR" Name.

     As indicated above, Section 10 authorizes the sale of "similar types of products [to Sims' products] only under "Santa Cruz" and "Sports Systems" tradenames. The DNR name was first used in 1996 in connection with the step-in binding (discussed below). Ex. 115. DNR counters that the intent of the parties was that only two competitive brands could be developed by DNR; it did not matter what their names were, so if DNR started using its own name instead of "Sportsystem," the intent of the 1991 Agreement would be achieved. (Waygood depo. at 241:9-242:18) The 1991 Agreement is quite specific about the names that could be used; nor is there testimony that DNR commenced use of its own name while contemporaneously abandoning "Sportsystem."

     The use of "DNR" in connection with the step-in system constitutes a violation of Section 10; the damage suffered by Sims, if any, will be addressed in the Phase II hearing.

     Failure Actively to Promote the Goods. Section 10 requires the Licensee to "actively promote the [Sims] trademark and sell the goods in the Territory." There was extensive testimony about the distribution, marketing and sales efforts of DNR over the course of the 1991 Agreement. There were undoubtedly occasions where DNR's efforts were less than ideal or less than effective; however, there was ample testimony of consistent effort; expenditure of funds for product development, marketing and distribution and overall professionalism and skill in promoting the Sims line throughout the course of the Agreement. The increases in sales each year are clear evidence of this.

     No breach of this aspect of the 1991 Agreement is established.

     (d)  Alleged Breach of Section 8

     The 1991 Agreement at Section 8(a) requires DNR to meet quality standards provided to it by Sims from time to time. The quality of the goods must be "satisfactory to Tom Sims or as specified by Tom Sims [who] shall be the sole judge of whether or not the licensee has met or is meeting the standard of quality established by Sims" Id.

     Sims and others testified about the quality of the snowboards produced and sold by DNR. See, e.g., testimony of Cedric Cornell, Klas Jonason, Minoru Hase, John Catliff, Rick Roberts and James Weber. Much of this testimony was supported by contemporaneous notes, correspondence and photos and other visualizations of the problems identified in the snowboards over a period of several years. Much of this testimony is summarized in Claimant's Opening Brief at pp. 121-141. Some of this testimony was comparative in the sense of expected percentages of problems in snowboards in general (e.g., Cornell's comparison of Sims' quality problems compared to Burton and other manufacturers at R.T. 1190:20-1194:13; 1276:20 [Cornell]. See also Ex. 316, 317.

     DNR's own distributors (as revealed in correspondence to and internal memos of DNR) were also dissatisfied with the quality of the snowboards produced at Volkl in the 1994-1996 period (e.g., Ex. 807, 810, 811, 812, 813, 817, 819).

     DNR does not dispute that quality problems existed and asserts that it diligently worked to correct them. DNR argues that Section 14(a) of the 1991 Agreement ("Breach and Termination") required Sims to give notice of default and that DNR then had a 90 day cure period. No such notice was given. Thus, any violation of Section 8 would not have supported the termination of the 1991 Agreement.

     Section 8 entitles Sims to establish quality standards. Other than in the give-and-take process of development of the annual line of products and specifications, he never did so. Only after this responsibility was delegated to SSI were specific quality standards and manufacturing specifications issued (and then in a climate of mutual, strategic contract- jockeying). Under Section 8 the right to establish standards was Sims' alone and that right may be non-delegable. In any event, SSI's belated issuance of standards is not relevant to the quality issues occurring earlier in time which were addressed at the hearing.

     The claimed breach of Section 8 is not established.

     (e) Step-in Binding

     Perhaps more hearing time was consumed with testimony regarding this issue than any other. Sims believes that his idea was communicated confidentially to Roffi and that Roffi appropriated it for the benefit of DNR and Marker. Roffi denies ever having seen or received Sims' drawing of a step-in binding concept (Ex. 41) and asserts that it was obvious to everyone in the industry that such a product was likely next step in boot/board interface systems; that many manufacturers were undertaking to develop such a product and that DNR/Marker's product was the result of independent development. (At about the same, Sims provided DNR with a concept for a footplateless binding (Ex. 40) accompanied by a signed confidentiality agreement. The absence of a similar signed agreement for the step-in concept drawing is evidence that Ex. 41 was not shared with any DNR personnel.)

     Sims fails as a threshold matter to establish that his drawing (Ex. 41) was the source of the DNR interface system. The opinions and conclusions of Andy Barrett, Sims' expert on this point, about the likely source of DNR's system, were effectively contradicted and rebutted both by DNR's witnesses and the models which show independent development of the prototype (Ex. 5608, 5661, 5684, 5692, 5660, 5605, 5606, 5607, 279A and 279B; see summary at Ex. 5641). Nor does the documentation of the DNR system evidence any use or awareness of Sims' drawing or concept (other than elements which would have been obvious and necessarily inherent in any such system).

     The marketing of the interface system, whatever the source of the idea, is alleged by Sims to violate Section 10 of the 1991 Agreement. The release of the product as a DNR product in January of 1996 and DNR's failure to include it in the Sims line for 1996-97 is said to constitute breaches of multiple aspects of
Section 10 and particularly that all bindings bear the trademark, that new products be marketed and made available under the Sims brand and that competing products be sold only under Santa Cruz or Sportsystem brands, not DNR. (See separate similar claims involving other bindings, discussed above.)

     DNR surely took these steps in part because of the uncertainty of the future relationship between the parties to the 1991 Agreement. Exacerbating DNR's choice to go it alone was the series of delays and contrivances to prevent Sims even from seeing and testing the product until as late as August of 1996, in spite of persistent efforts by Sims and his representatives to do so. Eventually, Sims was offered and ordered the step-in binding and boot system as part of its 1996 line but later canceled that order for 5400 units.

     Although the step-in concept developed by DNR and Marker was not Sims', he was entitled to the inclusion of that product in his 1996 line if he requested it by virtue of Section 10 of the 1991 Agreement. If the manner of offering that product to Sims (see detailed listing of these circumstances at Sims' Opening Brief pp. 90-91) caused damage, such damage is compensable as a breach of
Section 10 of the 1991 Agreement and will be addressed during the Phase II hearings.

     Sims claims that this conduct of DNR also breached Sections 4, 5, and 8 of the 1991 Agreement. The claim as to Section 8 is not established. As to Sections 4 and 5, the former requires Licensee to pay "a royalty of 4 percent of the gross sales for snowboards and hardware (including all bindings)...and two percent of all bindings (including plate bindings) sold...on an OEM basis, with the exception of bindings sold to Santa Cruz...as to which [DNR] must pay Santa Cruz a four percent...royalty." Such a royalty for DNR step-in binding systems appears to be due.

     Sims claims additionally that the use of Sims' step-in binding concept and other ideas constitute a tortious breach of confidence (Fifth Claim For Relief). The factual predicate for this claim is that DNR improperly utilized Sims' idea or concept for a step-in binding. That fact is not established (see discussion above). This claim must therefore fail.

     Sims has not established that the step-in system developed by Marker and DNR was based on his concept, but he has established that in developing and marketing the system, DNR breached various provisions of Sections 4, 5, and 10 of the 1991 Agreement. The assessment of damage, if any, for such breaches shall be addressed in Phase II.

     (f)  Timely delivery of Products.

     All witnesses agreed about the importance of the timely delivery of product to distributors. Some witnesses testified that they received product "late" or later than they would have preferred. Sims does not cite any particular portion of the 1991 Agreement as having been violated by these circumstances, if they were true. Nor is there any defined standard for what is "late" or "timely" in this context.

     No claim of breach of the 1991 Agreement is established by this evidence.

     (g)  Sims' Contractual Rights to Purchase DNR Stock (Section 16)

     As recited in the statement of facts, above, Sims' option to purchase up to 24 percent of the stock of DNR (1991 Agreement at Section 16 was conditionally exercised and for that reason lapsed.

     As recited in the statement of facts, above, Sims' option to purchase up to 24 percent of the stock of DNR (1991 Agreement at Section 16) was conditionally exercised and for that reason lapsed.

     Sims disputes Roffi's written termination of the option rights and the assertion of waiver and now also claims that information provided by DNR regarding the exercise price (about $1 million rather than the correct figure of about $400,000) was false and prevented him from exercising his rights under the Agreement.

     Exhibit 773, provided to Sims in June of 1993, is the balance sheet which DNR contends properly should provide the basis for calculation of the option price. The calculation of the share price is included in that exhibit as a "Note to File" by Dr. Hoffet. Sims claims that Exhibit 162 is the only "legitimate" balance sheet for this period, and Sims' expert, Nicholas Feakins, has opined that Ex. 773 is fraudulent.

     Sims argues that Exhibit 162 is the only legitimate balance sheet of DNR for year-end 1992 and was the only balance sheet submitted to DNR shareholders, directors and Swiss authorities. It reflects a book value significantly lower than that presented in Exhibit 773. The difference is accounted for by "hidden reserves," an accounting concept accepted in Switzerland.

     Section 16's formula for the purchase price for the shares includes any "hidden reserves." Sims argues that there were in fact no such hidden reserves and that Exhibit 773 was made up out of whole cloth. DNR did not produce in this litigation the "commercial" balance sheets which it contends it prepared each year, except Exhibit 773. DNR's chief financial officer, Claudia Jandolo (formerly its outside auditor) testified initially that two separate balance sheets were prepared each year but later stated that in fact that they were not.

     None of the tax returns of DNR show the existence of hidden reserve. The 1992 return states that there are none (Ex. 804, R.T. 4387:5-4389:14 [Feakins]). Although Jandolo asserted that the hidden reserves maintained in 1992 were related in 1993, the evidence is to the contrary (Ex. 839, 843 at paragraph 13,837 at paragraph 7). Jandolo's Auditor's Report to the DNR board for 1993 (Ex. 845) attached a tax balance sheet, not a commercial balance sheet (i.e., in the form of Ex. 162, rather than Ex. 773. See Ex. 843 at paragraph 13. Her summary states that there was no release of hidden reserves in 1993. Ex. 841, Ex. 837 at paragraph 7, Ex. 843 at paragraphs 2, 13.

     Nor does DNR disclose the existence or release of hidden reserves to its auditors as would be required under Swiss practice (Jandolo Decl. paragraph 33). See Feakins dec., Ex. 843 at paragraphs 9-13.

     The 1996 audit of DNR by Arthur Andersen, conducted in accordance with GAAP does not note the existence or release of hidden reserves. Id. Paragraphs 10, 11 Decl. of Keck at paragraph 3.

     These circumstances suggest that the balance sheet on which the share price for DNR stock was measured was not an accurate reflection of DNR's financial condition and that DNR presented this information to dissuade Sims from exercising his rights under Section 16 of the 1991 Agreement.

     DNR argues that this entire issue was improperly raised in rebuttal and should have been part of SIM's case in chief. While that may be so, DNR was given adequate time and opportunity to rebut the assertions made in Mr. Feakins' testimony on the last day of the hearing and did so in numerous and thorough filings post-arbitration (and the right, which was declined, to have Ms. Jandolo testify in person at a subsequent hearing).

     DNR attacks the credentials of Feakins to opine on issues of Swiss accounting standards and practices and the qualifications of Mr. Sven Gutbrod, a trained Swiss accountant. While many of the issues raised require an understanding of Swiss law, the essential questions for these purposes is whether the balance sheet submitted to Sims on which the contractual exercise price of the shares was calculated misrepresented the accounts of DNR and thereby dissuaded or prevented Sims from exercising his rights under Section 16 of the 1991 Agreement. The evidence establishes that the financial statement presented to Sims was not an accurate depiction of DNR's financial condition, and the variance was undoubtedly material (about 60 percent).

     Sims obviously was pursuing the option exercise issue and seeking information on which to base a decision to exercise or not. His belated request for an audit (in the acceptance) gave DNR a proper basis to terminate the option, as it did, but it also demonstrates Sims detrimental reliance on the balance sheet. It appears, in fact, that the reason Sims was unwilling or unable to exercise the option unconditionally was because of the high share price.

     Sims has established that this defective exercise of the option was caused by the misinformation provided to him by DNR. The remedy for DNR's wrongful conduct will be determined during the Phase II proceedings.

     (h)  BREACH OF COVENANT OF GOOD FAITH AND FAIR DEALING

     The claims made under this theory overlap substantive claims under various provisions of the 1991 Agreement. They are determined on the merits elsewhere in this Interim Award and need not be addressed here.

     4.   DID DNR BREACH THE VOLKL "EXCLUSIVE" SUPPLY AGREEMENT?

     DNR proposed to Sims in 1993 that Volkl be the exclusive manufacturer of Sims boards. At that time DNR had already reach an agreement with Volkl (Ex.
5698); Sims was requested to confirm his agreement to these arrangements. Sims' counsel at the time sought to learn the terms of the proposed agreement and requested a copy from DNR (Ex. 26). Instead of providing and English translation of the agreement, DNR's attorney outlined the content of the supply agreement to Sims' attorney (Ex. 28) but did not confirm that only Sims board would be produced by Volkl.

     Sims agreed to have world-wide production of Sims boards done at Volkl (Ex.
30). Sims' prior communicated understanding to Roffi and Kaake was that Volkl would produce only Sims and not Santa Cruz boards (see Ex. 24, 25).

     The agreement actually reached between DNR and Volkl required DNR to have Sims AND Santa Cruz boards manufactured by Volkl, except for the first year of the agreement as to Santa Cruz only. (Ex. 5698) DNR claims that this contract which Volkl and DNR signed and modified orally in March of 1993 such that only Sims snowboards would be produced by Volkl. The original agreement was not amended to conform and there is no other evidence of this oral agreement.

     Sims and DNR ultimately agreed in writing that Volkl would manufacture snowboards for DNR exclusively bearings the Sims trademark. That promise was qualified by the condition that if the Sims annual production was less than 50,000 Volkl could manufacture Santa Cruz boards. Ex. 30 Sims contends that DNR fraudulently induced him to enter into this agreement.

     Sims fails to meet his burden of proof that DNR intentionally misrepresented the circumstances relating to this agreement. The evidence establishes that production of Santa Cruz boards at Volkl resulted from financial difficulties and an eventual bankruptcy at Authier (where the Santa Cruz production was then located) that forced Santa Cruz production into the Volkl facility.

     This claim is not established.

     5.   DID DNR's CONDUCT CONSTITUTE TRADEMARK INFRINGEMENT?

     (a)  FALSE ADVERTISING

     Sims claims that DNR falsely advertised that Snowboard included torsion box and carbon box construction in the 1995/96 and 1996-97 seasons. In fact, some of the models advertised with these features did not actually have them (E.G., Ex.
60). In communications between DNR and Sims' North American distributor, DNR suggested that while some of the samples did not have these features, the actual production models did (Ex. 59, 61). Sims claims that this statement is not true (R.T. 4275:18--4280:3 [Moore]; R.T. 2343:9-2344:12 [Johnson] This claim is brought under the Lanham Act, Section 43(a) and " Swiss, German or other European laws" ("Sims' Opening Brief at 157).

     There is a threshold question whether the Lanham Act applies to DNR, a foreign corporation doing business outside the United States. That question is especially acute as to this claim because the alleged false advertising is limited to certain boards produced during a limited time period. There is no evidence whether any significant numbers of boards whose construction and attributes were allegedly falsely represented were sold in the United States.

     There is insufficient nexus between the conduct complained of and the United States to support application of the Lanham Act. AEROGROUP INTERNATIONAL, INC. V. MARLBORO FOOTWORKS, LTD., 955 F. Supp. 200, 228 (S.D.N.Y. 1997). It is also not clear that Sims has standing to bring such a claim. WAITS V. FRITO-LAY, INC., 978 F.2d 1093, 1109 (9th Cir. 1992).

     (b)  DNR SALE OF DEFECTIVE SIMS PRODUCTS

     DNR's sales of "seconds" during and after termination of the 1991 Agreement is alleged to be an act of trademark infringement to the extent such sales were not authorized by the licensor. Many of these sales occurred after the termination notification (which was effective October 7, 1996). Sales of seconds had also occurred during the terms of the 1991 Agreement. Sims was probably aware of such sales because the royalty books identified them, and he accepted the royalties paid in connection with those sales. But they were never authorized in writing as is required by the 1991 Agreement.

     The Santa Barbara Superior Court issued a temporary restraining order (Ex. 778, Paragraph 5 at 4) and later a preliminary injunction which prohibited such sales unless approved in writing.

     Whether the Lanham Act applies to such conduct is subject to the same analysis as that above. The sale of "seconds" in connection with the disposal of inventory after termination of the 1991 Agreement was apparently limited to European sales and there is no United States nexus. The post-termination sales of "seconds" do violate the 1991 Agreement, however, and DNR was informed of Sims' objection to any such sales in writing by Jim Weber prior to termination and in the Santa Barbara court orders (SEE Ex. 778).

     (c)  MANUFACTURE AND SALE OF SIMS PRODUCTS AFTER TERMINATION OF THE
AGREEMENT.

     The Agreement gives DNR a 90 day period after termination to sell product in its possession in the Territory and manufactured during the term of the Agreement (Section 14(f)). DNR admitted continuing manufacture of boards after termination. R.T. 4162:1-4163:17, 4173:4-4174:6 [Roffi] Sims argues that post-termination manufacture and associated sales (whether within the 90 day period or not) violate the 1991 Agreement and constitute trademark infringement (Lanham Act Section 32).

     DNR argues that in order to prevail on this claim under the Lanham Act, Sims must prove both unauthorized use of the mark and likelihood of confusion. The manufacture after termination was unauthorized unless the existence of prior contractual commitments between DNR and Volkl for the manufacture of the subject boards constitutes authorization under Section 14(f): "Termination of this Agreement for any reason shall not affect any obligation which is intended to survive termination of this Agreement." This provision of the 1991 Agreement was not intended to apply to DNR's third party obligations. Only contractual obligations under the Agreement itself are properly considered.

     As to likely confusion, Sims argues that any use of a mark by a former licensee after termination of the licensee presumes confusion under the Act. BURGER KING CORP. V. MASON, 710 F.2d 1480 (11th Cir. 1983). But because contractually DNR was authorized to sell remaining product during this period, and because the product sold was identical to the manufactured prior to termination, DNR argues that there was little likelihood of confusion. MATRIZ ESSENTIALS, INC. V. EMPORIUM DRUG MART, INC. 988 F.2d 587 (5th Cir. 1993); HOME BOX OFFICE, INC. V. CORINTH MOTEL, INC. 647 F.Supp. 1186, 1191 (N.D. Miss.
1986).

     The Lanham Act violation is not established, but the sale by DNR of "seconds" and goods manufactured after termination violated the 1991 Agreement.

     6.   DID DNR BREACH THE FOOTPLATELESS BINDING AGREEMENT (MAY 13, 1993)?

     Sims and Roffi signed a handwritten "Cooperation and Exclusivity Agreement") on May 13,1993 (Ex. 40) providing that any footplateless bindings sold by DNR shall be sold as Sims bindings. In 1995 DNR sold a footplateless binding under the Santa Cruz label (R.T. 4064:22-4065:28 [Roffi]); Sims claims this breached the "Corporation and Exclusivity Agreement." R.T. 655:24-656:9 [Sims] DNR offered no contrary evidence.

     This side agreement is collateral to the 1991 Agreement. Its breach gives rise to a claim for damages which will be addressed in the Phase II hearing.

     7.  WAS SIMS DEFAMED OR DISPARAGED BY DNR'S POST-TERMINATION PRESS RELEASE?

     When the notice of termination (and EX PARTE TRO) were delivered to DNR, its response was to issue a press release which is routine for high-stakes corporate litigation: a denial of the charges and an announced intent to contest the charges. Ex. 101. The denial of liability (albeit in retrospect only not completely accurate); the assertion about Sims' motivation (an option at best) was also honestly held.

     This claim is not established.

     8.   DNR'S COUNTERCLAIM: DID SIMS BREACH HIS OBLIGATIONS TO DNR UNDER
SECTION 2(D) OF THE 1991 AGREEMENT?

     Section 2(d) provides that if Licensor "should intend to sell and assign his trademarks and/or this agreement to a third party not controlled by [Sims], then [DNR] shall have a right of first refusal."

     Sims signed a letter of intent with Keen Partners on November 1, 1995, to transfer the Sims trademark to a new company and take that company public. Ex. 5209 Sims was to receive cash and stock in the new company and an employment agreement with that company. Additional consideration was to go to Sims if there was a successful IPO of the new company within six years. R.T. 2969:14-20 [Walrod] Sims agreed to grant the new corporation the right to use and sublicense his trademarks worldwide, subject to existing license agreements not required by the new company. The right to use the trademarks worldwide, for all commercial purposes, would be assigned to the new company after the IPO.

     As a condition to closing, Sims was required to obtain the opinion of counsel that the deal would not trigger the right of first refusal contained in the 1991 Agreement. Ex. 801, R.T. 2976:22-2977:6 [Walrod}

     The deal was restructured after the execution of the letter of intent. The purpose of the restructuring was to change the nature of the transaction to avoid triggering the right of first refusal. Sims Snowboard Corp. (the North American distributor of the Sims line) and Sports California (Tom Sims' personal corporation) were merged to form Sims Snowboard Inc. ("SSI"). Sims assigned to SSI everything not related to the trademarks, including patents (Ex. 5539, Tab
17), royalties due under license agreements other than the 1991 Agreement (ID., Tab 54) and all interest in copyrights (ID., Tab 18). Sims also granted SSI the right to use the marks worldwide as well as his name, likeness, signature and endorsements in connection with the advertisement, promotion and sale of goods bearing the Sims trademarks. (ID., Tab 14).

     Sims licensed his rights to the trademark which is the subject of the right of first refusal under the 1991 Agreement, subject only to the 1991 Agreement, to Sims Sports California (his corporation), and designated SSI to receive the royalties under the 1991 Agreement. He gave effective control over the 1991 Agreement to SSI, including product design, product development and quality control (Ex. 89, 5535, 5315, 5309, 5310, 5664) as well as the power to amend, extend or terminate the 1991 Agreement (Ex. 5511), and to bring claims or litigate against DNR (ID.). Sims effectively granted all control to SSI over all meaningful aspects of the relationship with DNR. (Ex. 5539, Tab 11, 5047, 5356,
5540) Finally, if DNR were to surrender its contractual right of first refusal, SSI was entitled to acquire all right and title to the Sims trademark for no additional consideration. Ex. 5015

     Simultaneously, Sims entered into an employment agreement with SSI (Ex.
5014). In that agreement, Sims granted SSI control over product design and quality (Schedule A) and agreed to comprehensive restrictions on his ability to compete against SSI.

     IF DNR succeeds in exercising its contractual right of first refusal. Sims is required to indemnify Keen Partners to the extent of the cash consideration received ($5 million) (Ex. 5015).

     The essence of this transaction is to give SSI all effective control over the trademark without technically transferring it. SSI has the right to use the Sims trademark and to control all litigation relating to it. Ex. 5539, Tab 14. The goodwill associated with the mark was sold, R.T. 3890:16-3892:2 [Sims]; R.T. 2955:7-12 [Walrod]). Administration of the 1991 Agreement was transferred to SSI. Ex. 5313. The ultimate decisionmaking authority is SSI's, not Sims'. Ex. 5539, Tab 11, R.T. 3034:15-3035:11 [Walrod]

     The restructuring was designated to disguise the essential nature of the transaction in order to avoid triggering the right of first refusal; but the effect of the agreement is to accomplish a change of control (much as the proxy from Marker to Roffi achieved a similar effect as to DNR) without suffering the contractual detriment therefor contemplated by the parties. DNR bargained for a license relationship with Tom Sims and sought by this provision to protect against the injection of a new "partner."

     The actual relationship between the parties to the 1991 Agreement changed dramatically as SSI took over Sims' responsibilities; at about the same time, on the DNR side of the relationship, the evidence is less direct, but much of DNR's conduct may be explained by Marker's acquisition of a controlling ownership interest. It is apparent that the prior cooperative relationship between Sims and Roffi (albeit somewhat strained from time) no longer existed, and mutual trust was largely dissipated as these changes in control were occurring.

     DNR has established its right to exercise the contractual right of first refusal subject to contractual defenses addressed below.

     Sims argues that the existence of prior material breaches of the 1991 Agreement by DNR would prevent its exercise of the right of first refusal, citing 1 B.E. Witkin, SUMMARY OF CALIFORNIA LAW, Contracts Section 757 (9th ed.
1987). Alternately, Sims argues that fraud in the inducement of the 1990 Agreement and at the renegotiation of the 1991 Agreement would bar exercise of the right of first refusal. This claim was not established and is therefore not relevant to an evaluation of DNR's rights under Section 2(d) of the 1991 Agreement.

     Although Sims claimed a multitude of breaches of the 1991 Agreement, he prevailed on only a few of them. The major claims, going to the heart of the contractual relationship, were alleged breaches of the competitive products and quality provisions of the agreement (Sections 8, 10), neither of which was established. The 70-30 provision was found to have been violated, but DNR did come close to the established standard; for the purpose of determining DNR's right to exercise the right of first refusal, the extent of DNR's violation is not material. Violations of the 1991 Agreement in connection with the development and marketing of the step-in system were found, but the major claim of Sims in this regard was not established. Violation of a collateral agreement (the footplateless binding agreement), is not material to the rights of DNR under Section 2(d) of the 1991 Agreement. TALIAFERRO V. DAVIS, 216 Cal. App. 2d 398, 412 (1963); LEITER V. ELTINGE, 246 Cal. App. 2d 306, 317-18 (1966); CF.
CROWELL V. BRALY, 169 Cal. App. 2d 352, 354 (1959).

     It is significant that Sims accepted DNR's performance of the 1991 Agreement for years and that the few breaches established by Sims in this proceeding were not claimed until after the rights of DNR under Section 2(d) arose. For example, the claim that transfers of ownership to Marker provided the basis for termination was only asserted significantly after the events on which it was based even though those facts were known when they occurred. Some of the violations found in this proceeding arose only after the termination of the 1991 Agreement.

     SIMS BREACHED THE PROVISIONS OF SECTION 2(D) OF THE 1991 AGREEMENT BY FAILING TO OFFER THE DEAL PROPOSED WITH KEEN PARTNERS "AT THE SAME PRICE AND SUBJECT TO THE SAME TERMS AND CONDITIONS AS OFFERED BY THE THIRD PARTY." DNR IS ENTITLED TO DAMAGES FOR THIS BREACH.

     FURTHER PROCEEDINGS.

     A Phase II hearing shall be scheduled to address the following issues:

     The amount of damages to which the parties are entitled for the conduct determined in Phase I to give rise to injury.

     Whether any other remedies are necessary or appropriate.

     The entitlement of any party to punitive damages, but not the amount thereof.

     The entitlement of any party to attorneys' fees and costs, but not the amount thereof.

     The amount of attorneys' fees, costs and punitive damages, if any, shall be determined in a Phase III hearing to be scheduled after the issuance of a second interim award following the conclusion of Phase II hearings.

     PRELIMINARY HEARING. A further preliminary hearing shall be conducted on December 22, 1997 at 3:30 p.m. at the San Francisco offices of the American Arbitration Association to address preparation for and scheduling of the Phase II hearing.

     The further determinations to be made at any subsequent hearing or based on written submissions shall be embodied in a Final Award which shall also incorporate the contents of the Interim Award. It is not intended that this Interim Award be subject to review pursuant to Code of Civil Procedure Sections 1284 or 1285 ET SEQ. or the Federal Arbitration Act, 9 U.S.C. Section 1 ET SEQ.

     DATED:  December 1, 1997

                                        /s/ Richard Chernick
                                        Richard Chernick

Served by United States mail this 1st day of December, 1997 to counsel of record as reflected on p. 1 hereof.

                                        /s/ Richard Chernick
                                        Richard Chernick